October 10, 2017

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Jerash Holdings (US), Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed September 29, 2017

File No. 333-218991

Dear Mr. Reynolds:

On behalf of Jerash Holdings (US), Inc., a Delaware Corporation, (the “Company,” “we,” “our” or “us”), please find below the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) in your comment letter dated October 3, 2017 with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system Amendment No. 4 to the Registration Statement (the “Amendment”).

The numbered paragraphs below set forth the Staff’s comments together with our response. For your convenience, the Staff’s comments are reproduced in bold and italics below, followed by our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.        We note that you have added to the registration statement common stock and common stock underlying warrants that appear to have been issued in the private placement closings on August 18, 2017 and September 27, 2017. Please advise how the issuance of these shares was a completed private placement prior to the filing of the initial registration statement. Please consider Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: We have considered the Staff’s comment and, after reviewing the facts and circumstances surrounding the August 18, 2017 and September 27, 2017 closings (the “Closings”), we have concluded for the reasons set forth below that such sales were exempt from registration in accordance with Section 4(2) and Regulation D (Rule 506) of the Securities Act of 1933, as amended (the “Securities Act”). We believe our conclusion is consistent with the guidance provided by the Commission in Release 33-8828 (the “Release”) as it relates to Rule 152 promulgated under the Securities Act, as well as the Division’s previously issued no-action letters and its Securities Act Sections Compliance and Disclosure Interpretations (“C&DIs”), including Question 134.01 thereof.

Background

On May 15, 2017, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers of its common stock in connection with a private placement, which contemplated ongoing closings with various purchasers after the date of the original closing (the “Private Placement”). On May 15, 2017, the Company issued an aggregate of 270,000 shares of common stock, together with five-year warrants to purchase up to 54,000 shares of the Company’s common stock, to ten accredited investors. On August 18, 2017, the second closing of the Private Placement took place and the Company issued an aggregate of 100,000 shares of common stock, together with five-year warrants to purchase up to 20,000 shares of the Company’s common stock to one accredited investor in connection with the same Private Placement. On September 27, 2017, the final closing of the Private Placement took place, with 25,000 shares of common stock, together with five-year warrants to purchase up to 5,000 shares of the Company’s common stock, being sold to two accredited investors. No selling stockholders were added to the registration statement until they had purchased shares of the Company’s common stock and warrants.

C&DI Question 134.01 - Distribution

The Division has historically focused on an investor’s contemplation of a distribution of securities purchased after the filing of a registration statement. The Division’s response in C&DI 134.01 provides circumstances under which the Division would find it acceptable for a private offering to take place after a registration statement is filed. The facts noted in the response to Question 134.01 of the C&DIs indicate that the Division was responding to the Question in the context of a private investment in public equity transaction or a transaction involving equity line financing, which is not what has taken place here.

The longstanding and principle concern of the Division is whether an investor in a privately placed offering is purchasing the security for its own account, for investment purposes, or whether the investor is instead acting as a distributor of the offering to the public by the issuer. The Division notes, in its answer to Question 134.01, that “having a registration statement for resale on file before the private offering takes place would cast doubt upon the validity of the [Section 4(2)] exemption because distribution is clearly contemplated.” It is important to note that the Private Offering commenced prior to the filing of the registration statement and continued after the registration statement was filed. The Division has indicated that a completed private offering will not be integrated with a public offering even if such public offering was contemplated at the time of the private offering (see the Division’s no-action letter to Verticom (February 12, 1986). Similarly, when analyzing that applicability of Rule 152 of the Securities Act to “equity line” financing placements, the Division also has permitted reliance on the safe harbor for public resale registrations where the risk of the earlier placement has been irrevocably transferred to the investor prior to the effective date of the registration statement and as such the investor is irrevocably bound to purchase the securities prior to effectiveness. See C&DIs Securities Act Sections, Question 139.13. Selling stockholders participating in the Private Offering were only added as selling stockholders to the registration statement when they were irrevocably bound to purchase the securities prior to effectiveness consistent with the Division’s position in C&DI Question 139.13.

In regards to the Closings in question, numerous facts illustrate that the investors at the time of each of the Closings did not contemplate immediate distribution of the securities purchased. First, each purchaser provided a written representation that it was purchasing the securities “for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute” such securities. In addition, the private placement memorandum contained the following risk factor describing how investors would need to have the ability to hold their securities for an indefinite period of time since there was no market for the Company’s common stock and the securities themselves would carry restricted legends.

“There currently is no trading market for the Securities and one may never develop. There are restrictions on the transferability of the Securities.

There is no active trading market or public market for the Securities and no market, public or private, may develop in the foreseeable future or ever for the Securities. Further, there can be no assurance that we will ever consummate a public offering of any of our securities, list or trade our securities on an exchange, or have sufficient funds available to redeem the Securities if desired. Accordingly, investors must bear the economic risk of an investment in the Securities for an indefinite period of time. Even if an active market develops for the Securities, Rule 144 promulgated under the Securities Act, or Rule 144, which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non-public offering without having to satisfy such registration requirements, a six (6) month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of ninety (90) days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one (1) year holding period before they can be resold under Rule 144. There can be no assurance that we will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning us, as is required by Rule 144 as part of the conditions of its availability.

The Securities have not been registered pursuant to the Securities Act or any state securities laws. The Securities may not be resold or otherwise disposed of unless, in the opinion of counsel for or satisfactory to the Company, registration under the applicable federal or state securities laws is not required or there is compliance with such registration requirements.”

Second, although a registration statement had been filed, the investors had no knowledge or indication of when, if at all, such registration statement would be declared effective. An examination of the dates of each of the Closings further illustrates the point. The Purchase Agreement was signed in May, with the initial Form S-1 registration statement filed about one month later. Nearly two months passed before the next Closing under the Private Placement and the registration statement was still not effective. Since then, nearly another two months have passed. The process of taking a registration statement effective is far from predictable and brief, and neither the Company nor its investors would have reason to believe that the investors in the Private Placement would have the ability to distribute the common stock to the public at the time of the Closings. The selling stockholders acknowledged such in the Purchase Agreement and this risk was disclosed to the selling stockholders in the private placement memorandum.

Finally, there is no market available for the selling stockholders to sell the Company’s common stock into and thus no possibility of a distribution occurring. In order for the Company to create a market for its common stock, a market maker must agree to file a Form 15c-211 with FINRA or the Company must have a national security exchange agree to list its common stock. There is no guarantee that a market maker will agree to make a market for the Company’s common stock or that FINRA would approve such application and likewise there can be no assurances a national securities exchange would agree to list the Company’s securities. Given the uncertainty around whether a market for the Company’s securities will ever develop, no selling stockholder at the time of their respective Closing had any possible mechanism to engage in a distribution even if they desired, despite the filing of the registration statement. It is hard to understand how the selling stockholders that purchased securities in the first Closing had any different intent to distribute than an investor who purchased in the second or final Closing. Regardless of when a selling stockholder closed, they understood that they would need to hold their securities for an indefinite period of time. It was uncertain when, if ever, the Commission would declare the registration statement effective and the investors understood that there was no market for the Company’s common stock and it was uncertain when, if ever, such a market would develop. As a result, there does not appear to be a legal justification to exclude such stockholders from having their shares registered for resale with the other investors in the Private Offering.

Release 33-8828 and General Solicitation

In the Release, the Division provided interpretive guidance stating that the filing of a registration statement does not, per se, serve as a general solicitation or advertising and thereby eliminate a company’s ability to conduct a concurrent private offering, whether such offering commenced before or after the filing of a registration statement. The Division further stated that consideration should be given to whether the investors in the private placement were solicited by the registration statement or through some other means.

Here, the Purchase Agreement clearly contemplated ongoing financing needs and multiple, rolling closing dates. What’s more, each investor involved in the Closings was a sophisticated investor who expressly represented in the Purchase Agreement that it did not purchase the securities in question because of any advertisement or general solicitation. Each of the investors had a substantive pre-existing relationship with the Company or the placement agent and were provided with a copy of the Company’s private placement memorandum and were not made aware of the registration statement filing.

Given the facts noted above, we have revised Item 15. Recent Sales of Unregistered Securities in Amendment No. 4 to the Registration Statement to more clearly indicate that the Closings were each a part of the same private placement transaction pursuant to the Purchase Agreement dated May 15, 2017.

Exhibits

2.        We note your revised exhibits 10.1, 10.2, 10.7, 10.8 and 10.9. It appears you are continuing to redact information from the signature pages including addresses and phone numbers. Please advise whether that information was not part of the original contracts or submit a confidential treatment request for the redacted information.

Response: Based on our discussions with the Staff, we redacted sensitive personal information in the signature pages (i.e. taxpayer identification number, home address, phone number and email address). In some instances, certain information was not provided in the signature pages, and therefore, there was no information to redact. We have not redacted any information from Exhibits 10.7, 10.8, or 10.9. We are concurrently submitting a confidential treatment request for the redacted information in Exhibit 10.1 and 10.2.

Please feel free to call Alexander R. McClean at (585) 231-1248 or the undersigned at (315) 727-6791 should you have any questions or require additional information.

Sincerely,

By:	/s/ Richard J. Shaw
Name:	Richard J. Shaw
Title:	Chief Financial Officer